Exhibit 99.1
SAP QUARTERLY REPORT
JANUARY – MARCH 2006
THE BEST-RUN BUSINESS RUN SAP

PRELIMINARY NOTES
FORWARD-LOOKING STATEMENTS
     Any statements contained in the review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “assume”, “believe”, “counting on”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “is confident”, “may”, “plan”, “predict”, “project”, “should”, “target”, “wants”, “will” and “would” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (SEC), including SAP’s most recent annual report on Form 20-F for 2005 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
NON-GAAP MEASURES
     The quarterly report discloses certain financial measures, such as pro-forma operating income, pro-forma operating margin, pro-forma expenses, pro-forma net income, pro-forma earnings per share (EPS), pro-forma EBITDA, and currency-adjusted year-on-year changes in revenue and operating income, which are not prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are therefore considered non-GAAP measures. The non-GAAP measures included in this quarterly report are reconciled to the nearest U.S. GAAP measure. The non-GAAP measures that SAP reports may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that SAP reports should be considered as additional to, and not as a substitute for or superior to, operating income, operating margin, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP.
     SAP believes that pro-forma operating income, pro-forma operating margin, pro-forma net income, and pro-forma EPS, all based on pro-forma expenses, provide supplemental meaningful information that can help investors fully assess the financial performance of the Company’s core operations. The pro-forma measures disclosed are the same measures that SAP uses in its internal management reporting. Pro-forma operating income is one of the criteria, alongside the software revenue increase, for performance-related elements of management compensation.
     The following expenses are eliminated from pro-forma expenses, pro-forma operating income, pro-forma net income, pro-forma operating margin, pro-forma EPS, and other pro-forma measures:
•	Stock-based compensation, including expenses for stock-based compensation as defined under U.S. GAAP as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. SAP excludes stock-based compensation expenses because it has no direct influence over the actual expense of these awards once it has entered into stock-based compensation commitments.
•	Acquisition-related charges, including amortization of identifiable intangible assets acquired in acquisitions of businesses or intellectual property.
•	Impairment-related charges, including other-than-temporary impairment charges on minority equity investments.

     Pro-forma expenses and pro-forma operating income reconcile to the nearest U.S. GAAP measure as follows:
RECONCILIATION 1ST QUARTER
in € millions | unaudited

		Stock-based	Acquisition-
2006	U.S. GAAP	compensation	related charges	Pro-forma
Cost of product	271	3	9	259
Cost of service	505	3	0	502
Research and development	311	13	4	294
Sales and marketing	439	6	1	432
General and administration	110	9	0	101
Other income/expense, net	- 4	0	0	- 4
Total operating expenses	1,632	34	14	1,584
Operating income	409	34	14	457

2005
Cost of product	215	0	6	209
Cost of service	441	1	0	440
Research and development	247	- 1	1	247
Sales and marketing	357	0	0	357
General and administration	94	0	0	94
Other income/expense, net	1	0	0	1
Total operating expenses	1,355	0	7	1,348
Operating income	374	0	7	381
     A reconciliation of pro-forma net income, pro-forma EPS and pro-forma EBITDA figures is provided in the additional information to the consolidated income statements.
     In addition, SAP gives guidance based on non-GAAP financial measures. It does not provide guidance on U.S. GAAP operating margin and earnings per share measures because those measures include expenses such as stock-based compensation, impairment-related charges, and acquisition-related charges. The Company views those expenses as less meaningful in its own assessment of the financial performance of its core operations, or they are factors outside SAP’s control, dependent on SAP’s share price, or dependent on the share price of companies it acquires or in which it invests.
CONSTANT CURRENCY DATA
     SAP calculates constant-currency year-on-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from 2005 instead of 2006. SAP believes that such constant-currency measures provide supplemental meaningful information for investors as they show how the Company would have performed if it had not been affected by changes in exchange rates.
LISTINGS
     SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies.
     Information on the SAP ordinary shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: www.sap.com.

REVIEW OF OPERATIONS
BUSINESS IN THE 1ST QUARTER 2006
GLOBAL ECONOMIC GROWTH SET TO CONTINUE The International Monetary Fund (IMF) and the Organisation for Economic Co-operation and Development (OECD) have both forecast that the global economic climate will continue to improve this year. The German central bank Deutsche Bundesbank recently concurred. Overall, recovery in the global economy will probably not be much stronger than in 2005. Increased commodity prices and continuing subdued demand on the domestic market will hold back progress, especially in the industrialized countries of Europe. It is also expected that slower growth in the United States and Japan will also inhibit economic growth on the global front. According to the IMF’s forecast for 2006, global GDP — the total value of all goods and services — will grow 4.3%, as it did in 2005.
     In the member states of the OECD, 30 of the most industrialized countries, 2.9% growth is expected in 2006 and again in 2007– up from 2.7% in 2005. These figures assume commodity prices will stabilize at higher levels, that inflation in the industrialized countries will be moderate, and that demand will grow in the oil-exporting countries. The OECD says the price of oil could have an appreciable impact, although if the price of oil and order books continued to move in parallel, as they have been doing, the economic environment would remain clement.
     The OECD forecasts that the U.S. economy will grow 3.5% in 2006, as it did in 2005, and that the United States will thus remain one of the faster-growing economies. The picture is not so cheery in Japan, where the OECD expects 2.0% growth in 2006 and 2007. On the other hand, the OECD believes growth will accelerate in the euro zone, where it forecasts an average of 2.1% for 2006 and 2.2% for 2007.
     In Germany, weak demand on the home market will keep growth down to 1.1% in 2006, according to the OECD analysis. Nonetheless, at the end of March 2006 the Ifo Business Climate Index for German industry and trade stood at 105.4 – the best reading for 15 years, suggesting that the recovery will continue. Expectations are favorable for all sectors of the German economy.
     The IMF believes the economies of Asia are continuing to grow strongly. It predicts 8.2% and 6.3% growth in 2006 in China and India respectively. The economies of most Latin American countries continued to expand, although restrained by commodity prices, which have remained high.
     The primary risks to the global economy that the IMF and the OECD identify are further massive rises in oil prices, significant deterioration in the U.S. balance of payments, or sudden, radical changes of major trading nations’ exchange rate policy. International economic activity could also be severely impacted by major increases in long-term interest rates or a reversal of the current temperate trends on the financial and property markets.
SOFTWARE MARKET IS STILL EBULLIENT Information technology (IT) market-intelligence provider IDC estimates that the global IT market grew 6.9% in 2005. Another IT market researcher, Gartner, believes growth in the global IT market was even stronger, at 8.4%. Both IDC and Gartner believe growth was strongest in the software segment (IDC: 7.1%; Gartner: 8.6%).
     They say that in the United States software sales grew especially strongly in absolute terms — by 7.2% to US$55.2 billion, whereas the overall U.S. IT market grew 4%. Gartner says that in western Europe software sales also increased 7.2% in 2006 to US$35.8 billion. Both Gartner and IDC say that in several of the newer industrialized countries the software segment saw even higher growth rates from a smaller base. Three fourths of global software sales are in the United States and western Europe.
     IDC forecasts that the total IT market will continue to expand in 2006, with growth of 6.3%. It predicts 7.3% growth in the software segment. On the other hand, Gartner sees the market as slightly less vibrant and expects 5.2% growth in 2006. Nevertheless, Gartner foresees strong expansion specifically in the software segment, which it expects to grow 8% in 2006. It assumes the United States and western Europe will again generate much of the additional revenue.
     Gartner does not think software segment growth will slow much in the years to come: Through to 2009 it expects annual increases of 7% or more. The future of the software segment also looks rosy to IDC. It believes the upturn that started in 2003 and 2004 will continue as companies continue to seek individualized specialist software.
     The German Association for Information Technology, Telecommunications, and New Media (BITKOM) paints an encouraging picture of the near-term future in Germany. In step with the Ifo index, BITKOM’s industry index climbed 13 points to 46 at the beginning of April 2006. BITKOM reports that in Germany the software companies, telecommunication network makers, and manufacturers of mobile phones and digital consumer electronics were especially optimistic.

BUSINESS AT SAP
Revenues Software revenues were €528 million for the first quarter of 2006 (2005: €434 million), representing an increase of 22% compared to the same period in 2005. At constant currencies, software revenues increased 14%.
     Total revenues for the first quarter of 2006 were €2.04 billion (2005: €1.73 billion), which was an increase of 18% compared to the first quarter of 2005. At constant currencies, total revenues increased 13%.
Regional performance Software revenues in the Americas region increased 47% (30% at constant currencies) to €226 million for the first quarter of 2006. Within the Americas region, Latin America reported strong growth for the quarter. In the U.S., software revenues rose 25% to €165 million (2005: €131 million). At constant currencies, software revenues in the U.S. increased 15%.
     Software revenues in the EMEA region grew 7% to €229 million for the first period (2005: €215 million). At constant currencies, software revenues in the EMEA region increased 6% compared to the same period in 2005. Software revenues in Germany were up 8% year-over-year. Some of the other countries within EMEA that reported solid increases in software revenue included Russia and France.
     Software revenues in the Asia-Pacific region increased 12% to €73 million (2005: €65 million) for the 2006 first quarter. At constant currencies, software revenues in the APA region increased 7%. Software revenues in Japan decreased 18% for the first quarter of 2006 to €19 million. At constant currencies software revenues in Japan were 17% lower. The Company expects Japan’s performance to improve as the year progresses.
     In the first quarter, SAP demonstrated strong momentum, announcing major contracts in all key regions. These included in the Americas, Government of Manitoba, Honeywell, Panasonic and the Dow Chemical Company; in EMEA, E.On, City of Munich, Endesa and African Development Bank; in Asia-Pacific, Matsushita Electric Industrial, Sojitz Corporation, NCS and Torrent Pharmaceuticals.
     Underlining its commitment to continually evolve its offerings to meet customers’ changing business demands, SAP AG announced on January 30, 2006 it is expanding its portfolio of support services with the introduction of SAP Premium Support. The new offering provides an additional option for SAP customers seeking heightened levels of responsiveness and individual attention.
     SAP and Siemens Financial Services GmbH announced the expansion of their financing partnership for SAP solutions into five new markets: Denmark, Estonia, Finland, Norway and Sweden.
Income Operating income for the first quarter of 2006 was €409 million (2005: €374 million), which was an increase of 9% compared to the same period in 2005. Pro-forma operating income was €457 million (2005: €381 million) for the 2006 first period, representing an increase of 20% compared to the first period of 2005.
     The operating margin for the first quarter of 2006 was 20.0%, which was a decrease of 1.6 percentage points compared to the same period of 2005. The pro-forma operating margin for the first quarter of 2006 was 22.4%, which was an increase of 0.40 percentage points compared to the first quarter of 2005.
     Net income for the first quarter of 2006 was €282 million (2005: €254 million), or €0.91 per share (2005: €0.82 per share), representing an increase of 11% compared to the same period in 2005. 2006 first quarter pro-forma net income was €315 million (2005: €259 million), or pro-forma €1.02 earnings per share (2005: €0.84 per share), representing an increase of 22% compared to the same period in 2005.
Market position Based on software revenues on a rolling four quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors1), which account for approximately $16 billion in software revenues as defined by the Company based on industry analyst research, was 21.4% at the end of the first quarter of 2006.

1)	In previous quarters, worldwide peer group share was provided based on a peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. The Company believes that after the large amount of consolidation that has occurred among the larger companies in the software industry, the peer group has become too small to provide an adequate metric for the purpose of measuring growth of sales share. Therefore, the Company will now be providing share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $16 billion in software revenues as defined by the Company based on industry analyst research. For 2006, industry analysts project approximately 4% year-on-year growth for core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 4% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set (approximately 30) of Core Enterprise Application vendors.

KEY FIGURES AT A GLANCE SAP GROUP
in € millions | unaudited

	Q1 2006	Q1 2005	Change	% Change
Revenues	2,041	1,729	+ 312	+ 18
Software revenues	528	434	+ 94	+ 22
Income before taxes	428	397	+31	+ 8
Net income	282	254	+ 28	+11
Headcount, in full-time equivalents (Mar. 31)	36,647	33,209	+ 3,438	+10
SOFTWARE REVENUE BY REGION SAP GROUP
in € millions | unaudited

	Q1 2006	Q1 2005	Change	% Change
Total	528	434	+ 94	+ 22
– at constant currency rates				+ 14
EMEA	229	215	+ 14	+ 7
– at constant currency rates				+ 6
Asia-Pacific	73	65	+ 8	+ 12
– at constant currency rates				+ 7
Americas	226	154	+ 72	+ 47
– at constant currency rates				+ 30
FINANCIAL POSITION
     Operating cash flow for the first three months of 2006 was €856 million (2005: €901 million). Free cash flow2) for the first three months of 2006 was €793 million (2005: €858 million), which was 39% as a percentage of total revenues in 2006 (2005: 50%).
     The Company disposes of €3,544 million net cash at March 31, 2006 (March 31, 2005: €3,968 million).
     The total assets amounted €9,523 million at March 31, 2006 whereas this amount was €9,063 million at December 31, 2005. The capital expenditure consist mainly of buildings, office and business equipment, vehicle and hardware equipment.
RESEARCH AND DEVELOPMENT
     SAP’s success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of its solution offerings was again the Company’s trump card in 2006. SAP has resolved not to allow any cost-containment measures to jeopardize its strength as an innovator.
     R&D expenses (excluding expenses for stock-based compensation and acquisition-related charges) increased 19.0% to €294 million in the first three months 2006 compared to €247 million of the first three months 2005 despite the Company’s pursuit of operating margin improvement.
     Underscoring SAP’s commitment to development, the portion of its total revenue that the Company spent on R&D (excluding expenses for stock-based compensation and acquisition-related charges) was 14.4% (2005: 14.3%). Measured in FTEs, the number of employees working in development teams rose in the first three months 2006 to 10,649 (2005: 9,133)3).

2)	Management believes that pro-forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.

3)	In an effort to better align headcount reporting with the expense line items of the Company’s consolidated income statement and to improve transparency in headcount reporting, SAP changed to change its headcount reporting structure both internally and externally. This change did not affect the total headcount numbers, but only the headcount data within the reported headcount line items. Through December 31, 2005, SAP had previously grouped headcount data by business areas/functional expertise for both internal and external reporting purposes. As explained above, effective January 1, 2006, SAP revised its reporting approach.

     In March 2006, SAP Labs opened a new facility in Shanghai to accommodate an expected strong increase in R&D staff in the coming years. During his visit to China for the opening ceremony, SAP Executive Board Member Claus Heinrich hosted high-level representatives from Chinese industry, government and academia in a panel discussion of the potential of radio frequency identification (RFID) technology.
     SAP is extending the adaptive computing capabilities of the SAP NetWeaver platform to Microsoft environments. The enhancements from SAP allow companies using both the SAP NetWeaver platform and Microsoft operating systems to run multiple instances of enterprise software or databases on the same server through “virtualization” of applications from hardware resources.
     SAP launched a new version of its mySAP Supply Chain Management application to help companies further evolve traditional, linear supply chains into flexible and dynamic networks of supply chain partners.
     SAP announced on February 2, 2006 an expansion of the mySAP Customer Relationship Management (mySAP CRM) application to include an on-demand option. The SAP CRM on-demand solution is designed for large and midsize organizations to manage sales, service and marketing in an easy-to-use application delivered directly via the Internet, offered through a subscription-based licensing model.
     SAP introduced 39 qualified mySAP All-in-One partner solutions for SME on January 11, 2006. The 39 new offerings are part of more than 100 new solutions introduced in the last 12 months and nearly 600 qualified mySAP All-in-One partner solutions available in more than 50 countries and used by more than 7,100 customers worldwide.
EMPLOYEES
     As of March 31, 2006, the number of employees3) increased by 774 to 36,647 compared to December 31, 2005. 13,953 employees worked in Germany and 22,694 in other countries.
     FORTUNE magazine has ranked SAP No. 3 in the Computer Software category in FORTUNE’s annual ranking of America’s Most Admired Companies.
     SAP was nominated on February 1st as “Best employer in Germany 2006” in the category of companies with more than 5,000 employees by the “Great Place to Work” initiative.
EMPLOYEES
in full-time equivalents

			Change
	03/31/2006	12/31/2005	total
Research and Development	10,649	10,215	434
Service	11,307	11,430	– 123
Product	4,673	4,460	213
Sales and Marketing	6,670	6,426	244
General and Administration	2,258	2,261	– 3
Infrastructure	1,090	1,081	9

SAP Group	36,647	35,873	774

MARKET CAPITALIZATION AND SAP SHARE
     The SAP share closed on March 31, 2006 at €179.01 (XETRA). Thus, SAP’s market capitalization excluding treasury share reached approximately €57 billion at the end of the first quarter 2006. Since the beginning of the year, SAP’s stock increased 16.8% in value. The German DAX rose 10.4% during the first three months; the Dow Jones EURO STOXX 50 increased 7.7% and Goldman Sachs Software Index 3.1% in value over the same period.
     For the first quarter of 2006, the Company bought back 2.53 million shares at an average price of €167.29 (total amount: €423 million). This compares to 1.24 million shares (total amount: €149 million) bought back in the same period of 2005. At March 31, 2006, treasury stock stood at 8.34 million shares. SAP’s current share buy-back program allows the Company to purchase up to 30 million shares. Given the Company’s strong free cash flow2) generation, SAP plans to further evaluate opportunities to buy back shares in the future in order to increase the buy-back activities in 2006.
EVENTS AFTER THE END OF THE QUARTER
     Recognizing the growing role of enterprise systems in assisting companies to meet the increasing challenges of corporate compliance and risk management, on April 3, 2006, SAP AG announced that it is acquiring Virsa Systems, Inc., a privately-held, leading supplier of cross-enterprise compliance solutions. The acquisition was officially completed on May 12, 2006, and reflects SAP’s commitment and investment in the governance, risk management and compliance category.
     The annual general shareholder meeting of SAP AG on May 9, 2006, approved all agenda items with a large majority. For the 2005 fiscal year, shareholders will receive a dividend of €1.45 per share (2004: €1.10). This is a 32% increase over the previous year’s dividend. With a dividend payout ratio of 30% (previous year: 26%), a total of €447 million will be paid out to shareholders (previous year: €340 million).
     The annual general meeting of shareholders further agreed to increase SAP AG’s subscribed capital from retained earnings and APIC. Once the shareholders’ resolution on the increase of the share capital has been registered with the commercial register every shareholder will receive three additional new shares (“bonus shares”) for every one existing share. This will make SAP shares even more attractive to investors, and especially private investors. SAP AG’s capital stock thus increases from approximately €316 million to approximately €1.266 billion.
     Further, the SAP shareholders approved the company’s authorization to repurchase up to 30 million treasury shares and also revised the remuneration system for the SAP Supervisory Board.
For US based investors: Currently, the ratio between the ADR and the underlying ordinary shares is 4:1, meaning that four SAP ADRs are the equivalent of one SAP ordinary share. Once the shareholders’ resolution on the increase of the share capital has been registered with the commercial register, each SAP ADR will represent one SAP Ordinary Share.
BUSINESS OUTLOOK
     The Company continues to provide the following outlook for the full-year 2006 as described in its January 25, 2006 fourth quarter results press release.
•	The Company expects full-year 2006 product revenues to increase in a range of 13% – 15% compared to 2005. This growth rate is based on the Company’s expectation for full-year 2006 software revenue growth in a range of 15% – 17% compared to 2005.
•	The Company expects the full-year 2006 pro-forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.5 – 1.0 percentage points compared to 2005.
•	The Company expects full-year 2006 pro-forma earnings per share, which exclude stock-based compensation, acquisition-related charges and impairment-related charges, to be in a range of €5.80 to €6.00 per share.
•	The outlook is based on an assumed U.S. Dollar to Euro exchange rate of $1.23 per €1.00.

INTERIM FINANCIAL STATEMENTS
INTERIM FINANCIAL STATEMENTS
CONSOLIDATED INCOME STATEMENTS SAP GROUP 1ST QUARTER
in € millions | unaudited

			Change
	2006	2005	in %
Software revenue	528	434	22
Maintenance revenue	860	739	16
Product revenue	1,388	1,173	18
Consulting revenue	557	475	17
Training revenue	89	72	24
Service revenue	646	547	18
Other revenue	7	9	- 22

Total revenue	2,041	1,729	18

Cost of product	- 271	- 215	26
Cost of service	- 505	- 441	15
Research and development	- 311	- 247	26
Sales and marketing	- 439	- 357	23
General and administration	- 110	- 94	17
Other income/expense, net	4	- 1	N/A

Total operating expenses	- 1,632	- 1,355	20

Operating income	409	374	9
Other non-operating income/expense, net	- 17	15	N/A
Financial income, net	36	8	N/A

Income before income taxes	428	397	8
Income taxes	- 146	- 142	3
Minority interest	0	- 1	- 100

Net income	282	254	11

Basic earnings per share (in €)	0.91	0.82	11

CONSOLIDATED BALANCE SHEETS SAP GROUP
in € millions | preliminary and unaudited

			Change
	03/31/2006	12/31/2005	in %
Assets
Intangible assets	910	766	19
Property, plant and equipment	1,108	1,095	1
Financial assets	524	534	- 2
Fixed assets	2,542	2,395	6
Accounts receivables	2,143	2,251	- 5
Inventories and other assets	722	655	10
Liquid assets/Marketable securities	3,790	3,423	11
Current assets	6,655	6,329	5

Deferred taxes	204	251	- 19

Prepaid expenses	122	88	39

Total assets	9,523	9,063	5

Shareholder’s equity and liabilities
Shareholders’ equity	5,830	5,782	1
Minority interest	8	8	0
Reserves and accrued liabilities	1,437	2,023	- 29
Other liabilities	824	846	- 3
Deferred income	1,424	404	N/A

Total shareholders’ equity and liabilities	9,523	9,063	5

Days sales outstanding	69	68

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE QUARTERS ENDED
in € millions | unaudited

							Accumulated other comprehensive income/loss
										Currency
										effects
	Number					Unrealized			Unrea-	from inter-
	of shares					gains/	Additional	Unrealized	lized	company
	issued and		Additional		Currency	losses on	minimum	gains/losses	gains on	long term
	outstanding	Subscribed	paid-in	Retained	translation	marketable	pension	on cash flow	STAR	investment	Treasury
	(in millions)	capital	capital	earnings	adjustment	securities	liability	hedges	hedges	transactions	stock	Total
January 1, 2005	316	316	322	4,830	- 322	8	- 11	13	9	- 2	- 569	4,594

Net income				254								254
Change in Other comprehensive income/loss, net of tax					40		6	- 12	- 4	10		40
Total Comprehensive income												294
Stock-based compensation			- 21									- 21
Dividends												0
Treasury Stock transactions			8								- 86	- 78
Convertible bonds and stock options exercised			13									13
Other			- 1									- 1

March 31, 2005	316	316	321	5,084	- 282	8	- 5	1	5	8	- 655	4,801

January 1, 2006	316	316	373	5,986	- 202	11	- 10	- 9	51	41	- 775	5,782

Net income				283								283
Change in Other comprehensive income/loss, net of tax					- 33	- 2		13	11	- 7		- 18
Total Comprehensive income												265
Stock-based compensation			21									21
Dividends												0
Treasury Stock transactions			38								- 313	- 275
Convertible bonds and stock options exercised	1	1	36									37
Other												0

March 31, 2006	317	317	468	6,269	- 235	9	- 10	4	62	34	- 1,088	5,830

CONSOLIDATED STATEMENTS OF CASH FLOWS SAP GROUP THREE MONTHS ENDED
in € millions | unaudited

	2006	2005
Net income	282	254
Minority interest	0	1
Income before minority interest	282	255

Depreciation and amortization	54	49
Gains on disposal of property, plant, and equipment and equity securities	-1	-1
Write-downs of financial assets, net	0	1
Impacts of STAR hedging	-55	10
Stock-based compensation including income tax benefits	63	-1
Change in accounts receivables and other assets	127	105
Change in reserves and liabilities	-592	-346
Change in deferred taxes	4	11
Change in other assets	-42	-48
Change in deferred income	1,016	866

Net cash provided by operating activities	856	901

Acquisition of minorities in subsidiaries	0	-6
Other acquisitions, net cash and cash equivalents acquired	-150	-19
Purchase of intangible assets and property, plant, and equipment	-63	-43
Purchase of financial assets	-13	-3
Proceeds from disposal of fixed assets	16	7
Purchase of marketable securities	-36	0
Change in liquid assets (maturities exceeding 3 months)	17	-501

Net cash used in investing activities	-229	-565

Purchase of Treasury Stock	-428	-159
Proceeds from reissuance of Treasury Stock	111	61
Proceeds from issuance of common stock (stock-based compensation)	36	13
Proceeds from short-term and long-term	6	3
Proceeds from the exercise of equity derivative instruments (STAR hedge)	57	39
Acquisition of derivative equity instruments (STAR hedge)	-53	-47

Net cash used in financing activities	-271	-90

Effect of foreign exchange rates on cash	-8	25

Net change in cash and cash equivalents	348	271

Cash and cash equivalents at the beginning of the period	2,064	1,506
Cash and cash equivalents at the end of the period	2,412	1,777

ADDITIONAL INFORMATION 1ST QUARTER
in € millions | unaudited

			Change
	2006	2005	in %
Pro-forma EBITDA reconciliation:

Net income	282	254	11

Minority interest	0	1	-100
Income taxes	146	142	3

Net income before income taxes	428	397	8
Financial income, net	-36	-8	N/A
Other non-operating income/expenses, net	17	-15	N/A

Operating income	409	374	9
Depreciation and amortization	54	49	10

Pro-forma-EBITDA	463	423	9
as a % of sales	23%	24%

Pro-forma operating income reconciliation:

Operating income	409	374	9

LTI-/STAR	34	0	N/A
Settlement of stock-based compensation programs	0	0	N/A
Total stock-based compensation	34	0	N/A
Acquisition-related charges	14	7	100

Pro-forma operating income excluding stock-based compensation and acquisition-related charges	457	381	20

Operating margin	20.0%	21.6%

Pro-forma operating margin	22.4%	22.0%

Financial income, net	36	8	N/A
thereof impairment-related charges	0	-1	-100

Income before income taxes	428	397	8
Income taxes	146	142	3
Effective Tax Rate	34%	36%

Pro-forma net income reconciliation:

Net income	282	254	11

Stock-based compensation, net of tax	24	0	N/A
Acquisition-related charges, net of tax	9	4	N/A
Impairment-related charges, net of tax	0	1	-100

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	315	259	22

Pro-forma EPS reconciliation:

Earnings per share (in €)	0.91	0.82	11
Stock-based compensation	0.08	0.00	N/A
Acquisition-related charges	0.03	0.01	N/A
Impairment-related charges	0.00	0.01	-100

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	1.02	0.84	22

Weighted average number of shares (in thousands)	308,904	309,928

NOTES TO THE INTERIM FINANCIAL STATEMENTS
GENERAL The consolidated financial statements of SAP AG, together with its subsidiaries (collectively, “SAP,” the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements comprise an abbreviated profit and loss statement, balance sheet, cash flow statement and development of equity statement. The interim financial statements as per March 31, 2006 were prepared in accordance with the same accounting and measurement principles as those applied in the consolidated financial statements as per December 31, 2005, outlined in detail in the notes to those financial statements. For further information, refer to the Company’s Annual Report on Form 20-F for 2005 filed with the SEC.
CONDENSED NOTES TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS – UNAUDITED
Scope of Consolidation The following table summarizes the change in the number of companies included in the consolidated financial statements:
Number of companies consolidated in the financial statements

	German	Foreign	Total
12/31/2004	15	73	88
Additions	2	14	16
Disposals	—	1	1
12/31/2005	17	86	103
Additions	—	4	4
Disposals	—	6	6
03/31/2006	17	84	101
     As of March 31, three companies, in which SAP directly holds between 20% and 50% of the voting rights or has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method.
     The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.
Stock-based compensation On January 1, 2006, SAP adopted SFAS 123R, using a modified version of prospective application.
     The cumulative effect from the adoption of SFAS 123R including the remeasurement from intrinsic value to fair value of liability classified awards (STAR 2003, STAR 2004, STAR 2005) are immaterial, due to the fact that the difference between the intrinsic values and the fair values of the STARs outstanding as of December 31, 2005 was immaterial.
     The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.
     The fair value of the Company’s stock-based awards granted in the first quarter of 2006 under SAP SOP 2002 amounts to €26.91 per option and was calculated using the following assumptions:

Expected life (in years)	3.5
Risk free interest rate	3.10%
Expected volatility	24%
Expected dividends	0.86%
     The stock-based compensation included in the determination of net income for the first three month of the period ended March 31, 2005, deviates from the amount that would have been recognized if the fair value based method had been applied to all awards granted since the original date of SFAS 123, “Accounting for Stock-Based Compensation”.
     The following table illustrates the effect on net income and earnings per share for the three month period ended March 31, 2005, as if the fair value method of SFAS 123 had been applied to all granted awards.

Net income	Q1
in € millions	2005
As reported	254

Add/Minus: Expense for stock-based compensation, net of tax according to APB 254)	0

Minus: Expense for stock-based compensation, net of tax according to SFAS 123	32

Pro-forma	222

Earnings per share	Q1
in €	2005
Basic – as reported	0.82
Diluted – as reported	0.82
Basic– pro-forma	0.72
Diluted – pro-forma	0.71
     For the first quarter 2006 earnings per share (basic) amounted to €0.91 and earnings per share (diluted) amounted to €0.91.

4)	Expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions are not included.

Subscribed Capital At March 31, 2006, SAP AG had 316,746,044 no-par ordinary shares issued with a calculated nominal value of €1 per share.
          In the first three months of the year the number of ordinary shares increased by 288,223, representing €288,223 resulting from the exercise of awards granted under certain stock-based compensation programs.
Treasury Stock As of March 31, 2006, SAP had acquired 8,342 thousand of its own shares, representing €8,342 thousand or 2.63% of capital stock. In the first three months of the year 2006 2,530 thousand shares were acquired under the buyback program at an average price of approximately €167.29 per share and 867 thousand shares were distributed at an average price of approximately €124.52 per share. The acquired shares represent €2,530 thousand or 0.80% of capital stock. The distributed shares represent €867 thousand or 0.27% of capital stock. In the first three months of the year 2006 SAP acquired an additional 31 thousand of its own shares, representing 0.01% of capital stock, at an average market price of €165.69. Such shares were promptly transferred to employees at an average price of €141.77. All shares have been distributed to employees in conjunction with stock-based compensation programs or discounted stock purchase programs.
          Although treasury stock is legally considered to be outstanding, SAP has no dividend or voting rights associated with treasury stock.
          In the first three months of the year no ADRs were purchased. The Company held no ADRs at March 31, 2006.
Segment Information: The segment information for the periods presented are as follows:

Q1 2006 in € millions	Product	Consulting	Training	Total
External revenue	1,402	538	100	2,040
Segment expenses	-613	-420	-64	-1,097
Segment contribution	789	118	36	943
Segment profitability	56.3%	21.9%	36.0%

Q1 2006 in € millions	Product	Consulting	Training	Total
External revenue	1,189	458	80	1,727
Segment expenses	-511	-372	-55	-938
Segment contribution	678	86	25	789
Segment profitability	57.0%	18.8%	31.3%
          The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:

	Q1	Q1
in € millions	2006	2005
Total revenue for reportable segments	2,040	1,727
Other external revenues	1	2

	2,041	1,729

          The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:

	Q1	Q1
in € millions	2006	2005
Total contribution for reportable segments	943	789
Contribution from activities outside the reportable segments	-486	-408
Stock-based compensation expenses	-34	0
Acquisition-related charges	-14	-7
Other differences	0	0
Operating income	409	374
Other non-operating income/expenses, net	-17	15
Finance income, net	36	8

Income before income taxes	428	397

Geographic information The following tables present a summary of operations by geographic region. The amounts for sales by destination are based on consolidated data which reconciles to the Consolidated Statements of Income. Income before income tax is based on unconsolidated data.
Income before income taxes

in € millions	Q1 2006	Q1 2005
Germany	748	204
Rest of EMEA5)	65	47
Total EMEA	813	251
USA	58	56
Rest of Americas	3	-4
Total Americas	61	52
Japan	9	12
Rest of Asia-Pacific	40	24
Total Asia-Pacific	49	36

	923	339

Sales by destination

in € millions	Q1 2006	Q1 2005
Germany	392	376
Rest of EMEA5)	613	550
Total EMEA	1,005	926
United States	593	468
Rest of Americas	186	117
Total Americas	779	585
Japan	95	92
Rest of Asia-Pacific	162	126
Total Asia-Pacific	257	218

	2,041	1,729

Employees as of March, 31

in full-time equivalents	2006	2005
Germany	13,953	13,658
Rest of EMEA5)	7,907	7,248
Total EMEA	21,860	20,906
United States	6,249	5,392
Rest of Americas	1,991	1,616
Total Americas	8,240	7,008
Japan	1,258	1,319
Rest of Asia-Pacific	5,289	3,976
Total Asia-Pacific	6,547	5,295

	36,647	33,209

          For an allocation of employees in business areas, please refer to page 7 of this document.

5)	Europe/Middle East/Africa

ADDITIONAL INFORMATION

ADDITIONAL INFORMATION

FINANCIAL CALENDAR
2006
July 20
Second quarter 2006, Preliminary Earnings Release, analyst conference
October 19, 2006
Third quarter 2006, Preliminary Earnings
Release, telephone conference
2007
January 24
Full year 2006 Preliminary Earnings Release,
analyst conference, Frankfurt
Please visit www.sap.com/investor for
regular updates, featuring management
presentations and webcasts, and to order
the SAP Annual Report.
ADDRESSES

SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
Telephone	+49 6227 7-47474
Telefax	+49 6227 7-57575
Internet	www.sap.com
E-Mail	info@sap.com
All international subsidiaries and
sales partners are listed at
www.sap.com under “Contact us”.

INFORMATION ABOUT CONTENT:
Investor Relations:
Telephone	+49 6227 7-67336
Telefax	+49 6227 7-40805
E-Mail	investor@sap.com

Press:
Telephone	+49 6227 7-46311
Telefax	+49 6227 7-46331
E-Mail	press@sap.com
IMPRINT
OVERALL RESPONSIBILITY:
SAP AG
Investor Relations
DESIGN AND PRODUCTION:
Hensel Kommunikation GmbH
Weinheim, Germany